# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cal Redwood Acquisition Corp., CIK 0002058359
CUSIP: G17564108
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2440 Sand Hill Road, Suite 101, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 05/22/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002065914

## Reporting persons
- Cal Redwood Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,005,900; shared voting power 0; sole dispositive power 8,005,900; shared dispositive power 0; aggregate amount beneficially owned 8,005,900 (25.6% of the class)

## Item 1. Issuer
Name of issuer: Cal Redwood Acquisition Corp.
Address of issuer's principal executive offices: 2440 Sand Hill Road Suite 101, Menlo Park, CA 94025

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Cal Redwood Sponsor LLC (the "Reporting Person"):
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 2440 Sand Hill Road Suite 101, Menlo Park, CA 94025.
Citizenship: Cal Redwood Sponsor LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for the Reporting Person and is incorporated herein by reference for the Reporting Person.

Cal Redwood Sponsor LLC (the "Sponsor") holds 430,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,575,900 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares") of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-285517). The 430,000 Class A Ordinary Shares are underlying units (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer.

The Sponsor holds 8,005,900 Ordinary Shares, representing approximately 25.6% of the outstanding Ordinary Shares.

The securities described above are held directly by the Sponsor. Vivek Ranadive, Daven Patel and Raymond Dong are the three managers of the Sponsor. Any decisions by the Sponsor with respect to the securities held by it, including voting and dispositive decisions, are made jointly by the three managers and no one individual has a controlling decision. Accordingly, under the so-called "rule of three," because voting and dispositive decisions are made jointly by three managers, none of the managers of the Sponsor is deemed to be a beneficial owner of securities held by the Sponsor, even those in which such managers hold a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the securities held by the Sponsor. and indirectly by Vivek Ranadive, Daven Patel and Raymond Dong as the three managers of the Sponsor. Messrs. Ranadive, Patel and Dong disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein.

The aggregate percentage of Ordinary Shares beneficially owned by the Reporting Person is calculated based upon 31,325,900 Ordinary Shares outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.
Percent of class: 25.6%
Sole power to vote or to direct the vote: 8,005,900.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,005,900.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Cal Redwood Sponsor LLC: /s/ Tricia Branker, Tricia Branker/Attorney-in-Fact* (08/14/2025)
Comment: * The Power of Attorney given by Cal Redwood Sponsor LLC was previously filed as exhibit 24.1 to the Form 3 filed by Cal Redwood Sponsor LLC with the SEC on May 22, 2025 and is herein incorporated by reference.